Exhibit 99.1

HeadHunter Group PLC Announces Fourth Quarter and Full-Year 2021
Financial Results

MOSCOW, Russia, March 4, 2022 – HeadHunter Group PLC (Nasdaq: HHR, MOEX: HHRU) announced today its financial results for the fourth quarter and the full year ended December 31, 2021. As used below, references to “we,” “our,” “us” or the “Company” or similar terms shall mean HeadHunter Group PLC.

Fourth Quarter 2021 Financial and Operational Highlights

(in millions of RUB(1) and USD(2))	Three months ended December 31, 2021	Three months ended December 31, 2020	Change(3)	Three months ended December 31, 2021
	RUB	RUB		USD(4)
Revenue	4,525	2,450	84.7%	60.9
Russia Segments(6) Revenue	4,223	2,299	83.6%	56.8
Net Income	1,515	650	133.2%	20.4
Net Income Margin, %	33.5%	26.5%	7.0 ppts
Adjusted EBITDA(5)(7)	2,214	1,162	90.6%	29.8
Adjusted EBITDA Margin, %(5)(7)	48.9%	47.4%	1.5 ppts
Adjusted Net Income(5)(7)	1,663	853	95.0%	22.4
Adjusted Net Income Margin, %(5)(7)	36.7%	34.8%	1.9 ppts

(1)	“RUB” or “₽” denote Russian Ruble throughout this release.

(2)	“USD” or “$” denote U.S. Dollar throughout this release.

(3)	Percentage movements and certain other figures in this release may not recalculate exactly due to rounding. This is because percentages and/or figures contained herein are calculated based on actual numbers and not the rounded numbers presented.

(4)	Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of December 31, 2021 (RUB 74.2926 to USD 1).

(5)	Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income and Adjusted Net Income Margin are non-IFRS measures. See “Use of Non-IFRS Financial Measures” elsewhere in this release for a description of these measures and a reconciliation from the nearest IFRS measures.

(6)	Includes our “Russia (hh.ru)” and “Russia (Zarplata.ru)” operating segments revenue.

(7)	Beginning from the first quarter of 2021, we modified the presentation of Adjusted EBITDA and Adjusted Net Income, our non-IFRS measures, to exclude the impact of foreign exchange gains and losses. Prior period amounts have been reclassified to conform to this presentation. Please see “Modification of the presentation of Adjusted EBITDA and Adjusted Net Income” and “Use of Non-IFRS Financial Measures” elsewhere in this release.

●	Revenue is up 84.7%, primarily due to the continuing demand for candidates, which has driven up the number of paying customers and average consumption, our monetization improvements, as well as consolidation of acquired subsidiaries.

●	Net income is up 133.2% to ₽1,515 mainly driven by an increase in revenue.

●	Adjusted EBITDA is up 90.6% and Adjusted EBITDA Margin is up 1.5 ppts year-on-year from 47.4% to 48.9%.

(in millions of RUB and USD)	As of December 31, 2021	As of December 31, 2020	Change	As of December 31, 2021
	RUB	RUB		USD
Net Working Capital(1)	(6,128)	(3,849)	59.2%	(82.5)
Net Debt(1)	1,214	4,909	(75.3)%	16.3
Net Debt to Adjusted EBITDA Ratio(1)	0.1x	1.2x

(1)	Net Working Capital, Net Debt and Net Debt to Adjusted EBITDA Ratio are non-IFRS financial measures. See “Use of Non-IFRS Financial Measures” elsewhere in this release for calculation of these measures.

●	Net Working Capital as of December 31, 2021 decreased by ₽2,279 million, or 59.2%, compared to December 31, 2020, primarily due to an increase in sales and corresponding increase in customer prepayments, which was partially offset by an increase in short-term investments comprising cash deposited for the period of over 90 days.

●	Net Debt decreased by ₽3,695 million, or 75.3%, primarily due to increase in cash generated from operating activities (see “Cash Flows”).

●	Net Debt to Adjusted EBITDA Ratio decreased from 1.2x to 0.1x, due to the decrease in Net Debt and the increase in Adjusted EBITDA. In February 2022 we settled the previously announced interim dividend of $0.84 per share, which increased our Net Debt to Adjusted EBITDA Ratio as a result of the aggregate payment of ₽3,214 million to shareholders.

Full-Year 2021 Financial and Operational Highlights

(in millions of RUB and USD)	Year ended December 31, 2021	Year ended December 31, 2020	Change	Year ended December 31, 2021
	RUB	RUB		USD
Revenue	15,968	8,282	92.8%	214.9
Russia Segments Revenue	14,810	7,724	91.7%	199.3
Net Income	5,493	1,886	191.3%	73.9
Net Income Margin, %	34.4%	22.8%	11.6 ppts
Adjusted EBITDA(1)	8,653	4,104	110.8%	116.5
Adjusted EBITDA Margin, %(1)	54.2%	49.5%	4.6 ppts
Adjusted Net Income(1)	6,005	2,683	123.8%	80.8
Adjusted Net Income Margin, %(1)	37.6%	32.4%	5.2 ppts

(1)	Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income and Adjusted Net Income Margin are non-IFRS measures. See “Use of Non-IFRS Financial Measures” elsewhere in this release for a description of these measures and a reconciliation from the nearest IFRS measures.

●	Revenue is up 92.8% mostly due to strong demand for candidates driving up the number of paying customers and the average consumption, as well as the low base effect, monetization improvements, and the consolidation of acquired subsidiaries.

●	Net Income is up 191.3% to ₽5,493 million mainly driven by an increase in revenue.

●	Adjusted EBITDA is up 110.8% and Adjusted EBITDA Margin is up 4.6 ppts to 54.2% from 49.5%.

“Over the past few weeks there has been a rapid change in the geopolitical and economic environment in Russia.” said Mikhail Zhukov, Chief Executive Officer of HeadHunter Group PLC.

“Given existing uncertainty and market volatility, at this stage it is difficult to assess how the unfolding events will affect Russian economy and our business in 2022. We remain focused on supporting all of our customers, business partners and employees and hope for the early and peaceful resolution of the current situation.”

Recent Acquisitions and Investments

In December 2020, we acquired 100% ownership interest in LLC “Zarplata.ru” (“Zarplata.ru”), a job classified platform with a strong footprint in certain Russian regions, such as Siberia and the Urals. From January 1, 2021, our statement of income and comprehensive income includes the results of Zarplata.ru. This affects the year-on-year comparisons of our revenue, operating expenses and other metrics in 2021. For the purposes of analysis of our key performance indicators, such as the number of paying customers and the average revenue per customer (“ARPC”), we combine our “Russia (hh.ru)” and “Russia (Zarplata.ru)” (collectively “Russia segments”) revenue, as we believe that our combined ARPC and combined number of paying customers allows us to assess better our results and position in the Russian online recruitment market, in which both of these segments operate.

As of March 31, 2021, we obtained control over LLC “Skillaz” (“Skillaz”), a Russian HR technology company that automates and enhances recruitment processes by delivering sophisticated and flexible software as a service (“SaaS”) solutions, as our call option to acquire a further 40.01% ownership interest in Skillaz (in addition to our 25.01% stake already acquired) became beneficial. On May 26, 2021, we formally exercised the option and acquired the 40.01% stake. In June 28, 2021, we acquired an additional 9.97% stake, thus increasing our total ownership interest in Skillaz to 74.99%. From April 1, 2021, our statement of income and comprehensive income includes the results of Skillaz. This affects the year-on-year comparisons of our revenue and operating expenses in 2021. For the purposes of the analysis of our key performance indicators, such as the number of paying customers and ARPC, we included Skillaz in our “Other segments.”

On April 20, 2021 the Group acquired 25% in the charter capital of Dream Job LLC (Russia), which operates the employer review platform ‘dreamjob.ru’, for a cash contribution of RUB 60 million. We made this investment as we have observed the need for an independent and reliable employer review portal in Russia.

On October 28, 2021 we entered into a shares subscription agreement and acquired a minority stake in YouDo Web Technologies Limited (Cyprus) (“YouDo”), the leading online on-demand service marketplace in Russia (the “Investment”), in exchange for a cash-in investment of US$ 5 million. Founded in 2012, YouDo is one of the largest Russian horizontal online service marketplaces matching freelance labor demand and supply in C2C and B2B segments. The service has nearly 9 million verified users and operates in all regions of Russia. The Investment in YouDo is in line with our strategy to further expand beyond the core recruitment market and enter promising adjacent segments within the entire HR value chain. We expect that it will enable the Company to access the rapidly developing gig-economy market and provide resources to accelerate YouDo’s expansion in the B2B segment.

2021 RSU Plan

On July 30, 2021, we established the HeadHunter Group PLC 2021 Restricted Stock Units Plan (the "2021 RSU Plan") to provide more straight-forward, predictable and competitive long-term incentives to our key talent. Prior to this, our long-term incentive plans included the 2016 Unit Option Plan (the “2016 Plan”), and the 2018 Unit Option Plan (the “2018 Plan”), which are focused mostly on our top management level employees. There are no awards remaining for granting under the 2016 Plan and awards outstanding under the 2016 Plan have vesting dates through May 2023. In connection with the establishment of the 2021 RSU Plan, our Board of Directors determined that certain awards previously granted under the 2018 Plan shall be replaced with awards under the 2021 RSU Plan.

Under the 2021 RSU Plan, the Company shall issue restricted stock units (“RSUs”) carrying the right to receive either ordinary shares or ADSs representing such ordinary shares. The maximum number of shares provided under the 2021 RSU Plan is 6% of the fully diluted aggregate number of ordinary shares issued and outstanding from time to time. Awards under the 2021 RSU Plan are expected to be granted in tranches during the four-year period expiring August 1, 2025. Each grant will be subject to approval by our Board of Directors upon the recommendation of our management and the Compensation Committee, based on certain selection criteria. Vesting period for RSUs granted under the 2021 RSU Plan varies from two to four years for various grants. The 2021 RSU Plan will reward, among others, our key talents in the development, product, sales and marketing teams.

The 2021 RSU Plan is expected to be funded through a combination of a buy-back program as described below, and the new share issuance.

In 2021 we granted 491,064 RSUs under the 2021 RSU Plan. In the fourth quarter of 2021 the total expense related to the 2021 RSU Plan amounted to ₽136 million (including related social taxes) and is recorded in operating costs and expenses (exclusive of depreciation and amortization) in our statement of income and comprehensive income.

Share Buyback Program

On September 30, 2021 we announced a share buyback program under which we may repurchase up to an aggregate of RUB 3 billion (or its equivalent in US dollars) of our ordinary shares represented by American Depositary Shares listed on the Nasdaq Global Select Market over a period beginning on October 11, 2021 and continuing until the earlier of the completion of the repurchase or August 10, 2022, when the authority of the Company’s board of directors (the “Board”) to repurchase shares will expire (the “Buyback Program”). The primary purpose of the Buyback Program is to fund the Company’s long-term incentive programs.

Accordingly, we have instructed our broker to repurchase our ADSs in an autonomous repurchase program in daily installments over the 9-months period commencing October 2021. During 2021 the Group repurchased a total of 283,673 ADSs on the market for an aggregate consideration of RUB 1,096,357 thousand.

On March 3, 2022, we have terminated the share buyback program.

Modification of the presentation of Adjusted EBITDA and Adjusted Net Income

Beginning from the first quarter of 2021, we modified the presentation of Adjusted EBITDA and Adjusted Net Income, our non-IFRS measures, to exclude the impact of foreign exchange gains and losses as the nature of such gains and losses is not operational. We believe this revised presentation will provide a better understanding of our operating performance and a more meaningful comparison of our results between periods.

Prior period amounts have been reclassified to conform to this presentation. These changes have no impact on any of the previously reported IFRS results for any periods presented.

The following tables present the effects of the changes on the presentation of non-IFRS measures as reflected in the Company’s previous reports:

(in millions of RUB)	For the three months ended December 31, 2020
	Non-IFRS Prior Presentation	Net foreign exchange loss and related income tax effect	Non-IFRS Revised Presentation
Adjusted EBITDA	1,160	2	1,162
Adjusted EBITDA Margin, %	47.4%	0.0 ppts	47.4%
Adjusted Net Income	852	1	853
Adjusted Net Income Margin, %	34.8%	0.0 ppts	34.8%

(in millions of RUB)	For the year ended December 31, 2020
	Non-IFRS Prior Presentation	Net foreign exchange gain and related income tax effect	Non-IFRS Revised Presentation
Adjusted EBITDA	4,187	(83)	4,104
Adjusted EBITDA Margin, %	50.6%	(1.1) ppts	49.5%
Adjusted Net Income	2,733	(50)	2,683
Adjusted Net Income Margin, %	33.0%	(0.6) ppts	32.4%

Impact of the Latest Geopolitical Developments on the Company

As far as the Company is aware, neither the Company nor any of its subsidiaries is directly subject to any sanctions announced to date by the United States, the United Kingdom, the European Union or other countries.

As the market situation is constantly evolving, it is difficult to accurately predict the full impact of the sanctions that were introduced or any measures taken by the Russian government in response to such sanctions, including the nationalization of foreign held assets. Despite very strong online recruitment industry fundamentals, the Company cannot guarantee that these sanctions or responsive measures will not adversely affect the Russian economy or its business activities and financial position. Please see “Risk Factors-Risks Relating to the Russian Federation and Other Markets in which We Operate” in our Annual Report on Form 20-F for the year ended December 31, 2020 for additional information.

Neither the Company nor any of its subsidiaries have any operations or generate any revenue in Ukraine. In the ordinary course of business, the Company’s subsidiaries, like many Russian companies, have routine commercial operations with and generate revenues from Russian persons and entities that have been recently sanctioned. The share of revenue generated from such newly sanctioned entities is not substantial for us due to the low customer concentration in our revenue structure and business model. In addition, one of our Russian subsidiaries currently has an outstanding Ruble-denominated loan with one of the sanctioned banks, VTB Bank.

To the extent applicable to us and our operations, we have complied and intend to continue to comply with all applicable sanction laws and regulations. However, there is no assurance that our operations with sanctioned entities would not be viewed as activities meeting the criteria for “secondary” economic sanctions under applicable United States legislation.

As of today, our management believes that our ability to conduct business has not been inhibited by the sanctions that were recently introduced. The Company has a strong balance sheet, with a significant cash balance and a low Net Debt / Adjusted EBITDA ratio. Our subscription-based business model is highly cash generative, and we recently paid an interim dividend for the year December 31, 2021. Our debt is due in more than 12 months, including a RUB 4 billion bond payable at the end of 2023, and our subsidiary’s loan with VTB Bank matures in 2025. All of these factors allow us to maintain our cash position and preserve financial flexibility even in the case of a protracted economic downturn. However, recently the United States, the United Kingdom, the European Union authorities announced that certain Russian banks may be disconnected from SWIFT. While we believe that this will not impact our day-to-day operations adversely, if all Russian banks will be disconnected from SWIFT, we may experience difficulties in conducting payments to our shareholders abroad, including dividend payments.

In addition, we are subject to risks relating to our technology as a result of the current environment. If the Western businesses on which we rely for aspects of our technology infrastructure and support, including information security and firewall protection, are unable to continue to provide uninterrupted services, our operations may be adversely impacted. Our business activities may also be disrupted if our app is no longer available for download from iOS and Android app stores.

The Company notes that there are no restrictions on the ability of U.S. persons to acquire and trade in the Company’s securities, and non-U.S. persons are not exposed to any U.S. secondary sanctions risks in connection with such transactions.

We will continue to closely monitor all developments in the key markets in which we operate and analyze recently introduced and potential additional sanctions, in order to be able to react to the changing environment accordingly and to make every effort to sure we minimize any negative impact on our business.

Impact of COVID-19 on Our Operations and Financial Position

The ongoing COVID-19 pandemic has affected our financial results mostly via a decrease in business activity in Russia, especially as a result of measures taken by authorities to curb the spread of COVID-19, such as shelter-in-place orders, the implementation of non-working days and businesses closures. A decrease in business activity may result in a decrease in the number of job postings advertised by our customers and the number of CV database subscriptions purchased or renewed, leading to a decrease in our revenue.

The most severe restrictions in Russia were in place from March 30, 2020 to May 11, 2020, when a nation-wide period of non-working days was introduced and shelter-in-place orders were in effect in Moscow. This affected our revenues in the first and second quarter of 2020. A gradual recovery of business activities followed in the third quarter of 2020, resulting in the gradual recovery in our KPIs. As a result, year-to-year comparison of our financial results for 2021 is partly affected by the financial results for 2020.

From the second quarter of 2021 through the end of 2021, as economy recovered from the COVID-related restrictions of 2020, we saw increase in demand for candidates on the back of lagging candidate activity. This drives the increase in the number of paying customers on our platform and the increase in the average consumption per customer and may be a temporary effect.

We have seen no measurable and adverse impact of COVID-19 on our financial position as of December 31, 2021. However, our financial position, results and liquidity may be affected in the future by any further adverse developments related to COVID-19.

Operating Segments

For management purposes, we are organized into operating segments based on the geography of our operations or other subdivisions as presented in internal reporting to our chief operating decision-maker (“CODM”). Our operating segments include “Russia (hh.ru)”, “Russia (Zarplata.ru)”, “Belarus”,

“Kazakhstan”, “Skillaz” and other segments. As each segment, other than “Russia (hh.ru)” individually comprises less than 10% of our revenue, for reporting purposes we combine all segments other than “Russia (hh.ru)” into the “Other segments” category.

Customers

We sell our services predominantly to businesses that are looking for job seekers to fill vacancies inside their organizations. We refer to such businesses as “customers.” In Russia, we divide our customers into (i) Key Accounts and (ii) Small and Medium Accounts, based on their annual revenue and employee headcount. We define “Key Accounts” as customers who, according to the Spark-Interfax database, have an annual revenue of ₽2 billion or more or a headcount of 250 or more employees and have not marked themselves as recruiting agencies on their page on our website. We define “Small and Medium Accounts” as customers who, according to the Spark-Interfax database, have both an annual revenue of less than ₽2 billion and a headcount of less than 250 employees and have not marked themselves as recruiting agencies on their page on our website. Our website allows several legal entities and/or natural persons to be registered, each with a unique identification number, under a single account page (e.g., a group of companies). Each legal entity registered under a single account is defined as a separate customer and is included in the number of paying customers metric. Natural persons registered under a single account are assumed to be employees of the legal entities of that account and thus, are not considered separate customers and are not included in the number of paying customers metric. However, in a specific reporting period, if only natural persons used our services under such account, they are collectively included in the number of paying customers as one customer.

Seasonality

Revenue

We generally do not experience seasonal fluctuations in demand for our services and, prior to COVID-19, our revenue remained relatively stable throughout each quarter. However, our customers are predominately businesses and, therefore, use our services mostly on business days. As a result, our quarterly revenue is affected by the number of business days in a quarter, with the exception of our services that represent “stand-ready” performance obligations, such as subscriptions to access our curriculum vitae (“CV”) database, which are satisfied over the period of subscription, including weekends and holidays.

Public holidays in Russia predominantly fall during the first quarter of each year, which results in lower business activity in that quarter. Accordingly, our first quarter revenue is typically slightly lower than in the other quarters. For example, our first quarter revenue in our “Russia (hh.ru)” segment in 2021 was 18.0%.

The number of business days in a quarter may also be affected by calendar layout in a specific year. In addition, the Government of Russia decides on an annual basis how public holidays that occur on weekends will be reallocated to business days throughout the year as a requirement of the Labor Code of Russia. As a result, the number of business days in a quarter may be different in each year (while the total number of business days in a year usually remains the same). Therefore, the comparability of our quarterly results, including with respect to our revenue growth rate, may be affected by this variance. In addition, when a calendar layout in a specific year provides for several consecutive holidays or a small number of business days between holidays or holidays adjacent to weekends, HR managers of our customers may take short vacations, further contributing to the decrease in business activities in these periods.

The following table illustrates the number of business days by quarter for the years 2019 to 2021. In 2021, compared to 2020, there is one business day less in the first quarter and in the total year, two business days more in the second quarter, and two business days less in the fourth quarter, meaning that a negative calendar effect is expected in each of the first and fourth quarter, and a positive effect is expected in the second quarter (however, negative effect in the fourth quarter was mitigated by other revenue growth factors):

	Number of business days			As % of total business days per year
	2021	2020	2019	2021	2020	2019
First quarter	56	57	57	22.7%	23.0%	23.1%
Second quarter	62	60	59	25.1%	24.2%	23.9%
Third quarter	66	66	66	26.7%	26.6%	26.7%
Fourth quarter	63	65	65	25.5%	26.2%	26.3%
Year	247	248	247	100.0%	100.0%	100.0%

In the fourth quarter of 2021 in response to the increased number of new cases of COVID-19, the Russian government announced a new period of non-working days from October 28 to November 7, 2021, which in some regions of Russia started earlier, and in some regions was extended beyond this period. However, as the period of non-working days was relatively short, its impact on our financial results for the fourth quarter and a year ended December 31, 2021 was limited.

Operating costs and expenses (exclusive of depreciation and amortization)

Our operating costs and expenses (exclusive of depreciation and amortization) consist primarily of personnel and marketing expenses. Personnel and marketing expenses, in total, accounted for 79.2% and 78.6% of our total operating costs and expenses (exclusive of depreciation and amortization) for the years ended December 31, 2021 and December 31, 2020, respectively. Most of our marketing and personnel expenses are fixed and not directly tied to our revenue.

Marketing expenses are more volatile in terms of allocation to quarters and are affected by our decisions on how we realize our strategy in a particular year, which can differ from year to year. Therefore, total marketing expenses as a percentage of revenue for a particular quarter may not be fully representative of the whole year. Personnel expenses are relatively stable over the year. However, they are also affected by other dynamics, such as our hiring decisions. Some costs and expenses, such as share-based compensation or foreign exchange gains or losses, can be significantly concentrated in a particular quarter.

As an example, the fourth quarter segment external expenses in our “Russia (hh.ru)” segment in 2021 and 2020 were 32.2% and 30.7%, respectively, of total “Russia (hh.ru)” segment external expenses for the year.

Net income and Adjusted EBITDA

Even though our revenue remains relatively stable throughout each quarter, seasonal revenue fluctuations, as described above, affect our net income. As a result of revenue seasonality, our profitability in the first quarter is usually lower than in other quarters and for the full year, because our expenses as a percentage of revenue are usually higher in the first quarter due to lower revenue. Our profitability is also affected by our decisions on timing of expenses, as described above.

Contract liabilities

Our contract liabilities are mostly affected by the annual subscriptions’ renewal cycle in our Key Accounts customer segment. A substantial number of our Key Accounts renew their subscriptions in the first quarter but prepay us in the fourth quarter of the previous year, as per our normal payment terms. As a result, we receive substantial prepayments from our customers in the fourth quarter which causes a consequential increase in our contract liabilities at the end of that quarter. For example, our contract liabilities as of March 31, June 30, September 30, and December 31, 2021 were ₽3,630 million, ₽3,465 million, ₽3,700 million, and ₽4,645 million, respectively.

Net cash generated from operating activities

Our net cash generated from operating activities is affected by seasonal fluctuations in business activity as explained in “Revenue” and by substantial prepayments from our customers (see “Contract liabilities”), as well as by our decisions in regard to timing of expenses (see “Operating costs and expenses (exclusive of depreciation and amortization)”), and to a lesser extent by payment terms provided to us by our largest suppliers, such as TV advertising agencies and others.

Net Working Capital

Our Net Working Capital is primarily affected by changes in our contract liabilities. As our contract liabilities have usually been highest in the fourth quarter, our Net Working Capital has usually been lowest in the fourth quarter. For example, our Net Working Capital as of March 31, June 30, September 30, and December 31, 2021 was ₽(5,269) million, ₽(4,832) million, ₽(5,091) million, and ₽(6,128) million, respectively.

Fourth Quarter 2021 Results

Our revenue was ₽4,525 million for the three months ended December 31, 2021, compared to ₽2,450 million for the three months ended December 31, 2020. Revenue for the three months ended December 31, 2021 increased by ₽2,076 million, or 84.7%, while the compound average growth rate(*) (“CAGR”) from 2019 to 2021 in the fourth quarter of 2021 was 48.0%, which is in line with 48.0% CAGR in the third quarter of 2021.

To a large extent, candidate and employer activity and revenue growth drivers were substantially the same in the fourth quarter of 2021 as in the third quarter of 2021. High demand for candidates, which started in the second quarter of 2021, continued into the third and the fourth quarters. This has driven an increase in the number of paying customers and average consumption in almost all customer groups in the fourth quarter of 2021 compared to the fourth quarter of 2020 (an exception being Small and Medium Accounts in Russian Regions, where average consumption has slightly decreased). In addition to high demand for candidates, our monetization efforts, including launch of limited CV database access subscriptions in August 2020, contributed more than half of growth in ARPC in absolute terms in the fourth quarter of 2021, similar to the third quarter of 2021.

Year-on-year growth has declined to 84.7% in the fourth quarter of 2021 from 103.2% in the third quarter of 2021, primarily as the result of an increase in customer activity in the fourth quarter of 2020, while two-year CAGR from 2019 to 2021 was stable at 48.0%.

Revenue has also increased as a result of consolidation of acquired subsidiaries.

The following table breaks down revenue by product for the periods indicated:

	For the three months ended December 31,			Change		CAGR
(in thousands of RUB)	2021	2020	2019	2021/2020	2021/2019	2019-2021
Bundled Subscriptions	1,178,478	653,755	581,484	80.3%	102.7%	42.4%
CV Database Access	885,237	490,445	448,931	80.5%	97.2%	40.4%
Job Postings	1,974,922	1,082,075	821,930	82.5%	140.3%	55.0%
Other value-added services	486,694	223,387	214,013	117.9%	127.4%	50.8%
Total revenue	4,525,331	2,449,662	2,066,358	84.7%	119.0%	48.0%

	For the year ended December 31,			Change		CAGR
(in thousands of RUB)	2021	2020	2019	2021/2020	2021/2019	2019-2021
Bundled Subscriptions	4,130,071	2,372,467	2,223,951	74.1%	85.7%	36.3%
CV Database Access	3,260,514	1,812,245	1,761,729	79.9%	85.1%	36.0%
Job Postings	6,963,354	3,342,225	3,112,188	108.3%	123.7%	49.6%
Other value-added services	1,614,094	755,170	690,873	113.7%	133.6%	52.8%
Total revenue	15,968,033	8,282,107	7,788,741	92.8%	105.0%	43.2%

(*) Given low base effect on the back of COVID-19 restrictions in the second quarter of 2020 and (to a much lower extent) in the third quarter of 2020, in addition to year-on-year growth to 2020, we present growth to 2019 and CAGR over two years 2019-2021. We believe that these metrics are useful to assess revenue growth in 2021. Please note that when commenting on change drivers throughout this release, we are commenting on year-over-year growth to 2020.

We calculate two-year 2019-2021 CAGR as ((S1/S0)½-1)*100%, where S0 and S1 are values for 2019 and 2021, respectively.

The following tables set forth our revenue, number of paying customers and ARPC, broken down by type of customer and region, for the periods indicated:

	For the three months ended December 31,			Change		CAGR
	2021	2020	2019	2021/2020	2021/2019	2019-2021
Revenue (in thousands of RUB)
Key Accounts in Russia
Moscow and St. Petersburg	1,213,280	663,028	537,981	83.0%	125.5%	50.2%
Other regions of Russia	433,658	236,847	200,631	83.1%	116.1%	47.0%
Sub-total	1,646,938	899,876	738,612	83.0%	123.0%	49.3%
Small and Medium Accounts in Russia
Moscow and St. Petersburg	1,348,111	746,836	649,335	80.5%	107.6%	44.1%
Other regions of Russia	1,045,304	536,932	418,479	94.7%	149.8%	58.0%
Sub-total	2,393,415	1,283,768	1,067,814	86.4%	124.1%	49.7%
Foreign customers of Russia segment	24,116	15,809	5,259	52.6%	358.6%	114.1%
Other customers in Russia	158,123	99,840	102,358	58.4%	54.5%	24.3%
Total for “Russia” operating segments	4,222,592	2,299,293	1,914,043	83.6%	120.6%	48.5%
Other segments	302,739	150,370	152,315	101.3%	98.8%	41.0%
Total revenue	4,525,331	2,449,662	2,066,358	84.7%	119.0%	48.0%

Number of paying customers
Key Accounts
Moscow and St. Petersburg	5,358	4,697	4,506	14.1%	18.9%	9.0%
Other regions of Russia	6,232	5,167	4,657	20.6%	33.8%	15.7%
Key Accounts, total	11,590	9,864	9,163	17.5%	26.5%	12.5%
Small and Medium Accounts
Moscow and St. Petersburg	84,244	69,309	61,275	21.5%	37.5%	17.3%
Other regions of Russia	139,382	94,138	75,491	48.1%	84.6%	35.9%
Small and Medium Accounts, total	223,626	163,447	136,766	36.8%	63.5%	27.9%
Foreign customers of Russia segments	1,132	749	533	51.1%	112.4%	45.7%
Total for “Russia” operating segments	236,348	174,060	146,462	35.8%	61.4%	27.0%
Other segments, total	15,849	11,641	12,846	36.1%	23.4%	11.1%
Total number of paying customers	252,197	185,701	159,308	35.8%	58.3%	25.8%

ARPC (in RUB)
Key Accounts
Moscow and St. Petersburg	226,443	141,160	119,392	60.4%	89.7%	37.7%
Other regions of Russia	69,586	45,838	43,082	51.8%	61.5%	27.1%
Key Accounts, total	142,100	91,228	80,608	55.8%	76.3%	32.8%
Small and Medium Accounts
Moscow and St. Petersburg	16,002	10,775	10,597	48.5%	51.0%	22.9%
Other regions of Russia	7,500	5,704	5,543	31.5%	35.3%	16.3%
Small and Medium Accounts, total	10,703	7,854	7,808	36.3%	37.1%	17.1%
Other segments, total	19,101	12,917	11,857	47.9%	61.1%	26.9%

In the fourth quarter of 2021, compared to the fourth quarter of 2020:

•	In our Key Accounts customer segment, revenue increased by 83.0%, or by 49.3% on a two-year CAGR basis, primarily due to the increase in ARPC.

o	ARPC in our Key Accounts customer segment increased by 55.8%, or by 32.8% on a two-year CAGR basis. The increase was mainly driven by the revenue received from top-up contacts within the new limited model in subscription products effective from August 2020. In addition, ARPC has increased due to the increase in average consumption, which was driven mostly by competition for candidates amid lagging growth in the number of active job seekers, which may be a temporary effect depending on future development of job seeker and employer activity, and due to the increase in average unit price on the back of annual price inflation.

o	The number of paying customers in our Key Accounts customer segment has increased by 17.5%, or by 12.5% on a two-year CAGR basis as a result of new customer acquisitions and the addition of customers of our “Russia (Zarplata.ru)” operating segment.

•	In our Small and Medium Accounts customer segment, revenue has increased by 86.4%, or by 49.7% on a two-year CAGR basis, driven almost equally by the increase in ARPC and the increase in the number of paying customers.

o	ARPC in our Small and Medium Accounts customer segment has increased by 36.3%, or by 17.1% on a two-year CAGR basis. This was driven primarily by the increase in average postings consumption in Moscow and St. Petersburg, driven by competition for candidates, which may be a temporary effect depending on future development of job seeker and employer activity, as well as by the increase in average unit price on the back of annual price inflation.

o	The number of paying customers in our Small and Medium Accounts customer segment has increased by 36.8%, or by 27.9% on a two-year CAGR basis. This was driven by economic recovery, simplifications in customer onboarding requirements that we introduced in 2020, increased adoption of online services on the back of COVID-19, and the addition of customers of our “Russia (Zarplata.ru)” operating segment.

The following tables sets forth our revenue, number of paying customers and ARPC, broken down by type of customer and region, for the periods indicated:

	For the year ended December 31,			Growth		CAGR
	2021	2020	2019	2021/2020	2021/2019	2019-2021
Revenue (in thousands of RUB)
Key Accounts in Russia
Moscow and St. Petersburg	3,868,460	2,156,248	1,981,959	79.4%	95.2%	39.7%
Other regions of Russia	1,422,118	815,323	664,649	74.4%	114.0%	46.3%
Sub-total	5,290,578	2,971,571	2,646,608	78.0%	99.9%	41.4%
Small and Medium Accounts in Russia
Moscow and St. Petersburg	4,881,678	2,526,381	2,579,517	93.2%	89.2%	37.6%
Other regions of Russia	4,035,679	1,825,497	1,614,359	121.1%	150.0%	58.1%
Sub-total	8,917,357	4,351,878	4,193,876	104.9%	112.6%	45.8%
Foreign customers of Russia segment	95,272	57,822	41,385	64.8%	130.2%	51.7%
Other customers in Russia	506,436	342,993	329,893	47.7%	53.5%	23.9%
Total for “Russia” operating segments	14,809,643	7,724,264	7,211,762	91.7%	105.4%	43.3%
Other segments	1,158,390	557,843	576,979	107.7%	100.8%	41.7%
Total revenue	15,968,033	8,282,107	7,788,741	92.8%	105.0%	43.2%

Number of paying customers
Key Accounts
Moscow and St. Petersburg	6,206	5,514	5,368	12.5%	15.6%	7.5%
Other regions of Russia	7,434	6,287	5,757	18.2%	29.1%	13.6%
Key Accounts, total	13,640	11,801	11,125	15.6%	22.6%	10.7%
Small and Medium Accounts
Moscow and St. Petersburg	172,669	129,599	123,295	33.2%	40.0%	18.3%
Other regions of Russia	297,197	185,246	162,005	60.4%	83.4%	35.4%
Small and Medium Accounts, total	469,866	314,845	285,300	49.2%	64.7%	28.3%
Foreign customers of Russia segments	2,782	1,579	1253	76.2%	122.0%	49.0%
Total for “Russia” operating segments	486,288	328,225	297,678	48.2%	63.4%	27.8%
Other segments, total	29,189	22,334	24,715	30.7%	18.1%	8.7%
Total number of paying customers	515,477	350,559	322,393	47.0%	59.9%	26.4%

ARPC (in RUB)
Key Accounts
Moscow and St. Petersburg	623,342	391,050	369,217	59.4%	68.8%	29.9%
Other regions of Russia	191,299	129,684	115,451	47.5%	65.7%	28.7%
Key Accounts, total	387,872	251,807	237,897	54.0%	63.0%	27.7%
Small and Medium Accounts
Moscow and St. Petersburg	28,272	19,494	20,922	45.0%	35.1%	16.2%
Other regions of Russia	13,579	9,854	9,965	37.8%	36.3%	16.7%
Small and Medium Accounts, total	18,979	13,822	14,700	37.3%	29.1%	13.6%
Other segments, total	39,686	24,977	23,345	58.9%	70.0%	30.4%

Operating costs and expenses (exclusive of depreciation and amortization)

Operating costs and expenses (exclusive of depreciation and amortization) were ₽2,538 million for the three months ended December 31, 2021, compared to ₽1,419 million for the three months ended December 31, 2020, representing an increase of ₽1,119 million, or 78.9%.

The following table sets forth operating costs and expenses (exclusive of depreciation and amortization) for the periods indicated:

(in thousands of RUB)	For the three months ended December 31,			For the year ended December 31,
	2021	2020	Change	2021	2020	Change
Personnel expenses	(1,235,953)	(808,344)	52.9%	(4,183,569)	(2,579,958)	62.2%
Marketing expenses	(749,282)	(318,219)	135.5%	(2,113,439)	(1,105,247)	91.2%
Other general and administrative expenses:
Subcontractors and other expenses related to provision of services	(149,400)	(63,942)	133.6%	(430,276)	(194,644)	121.1%
Office rent and maintenance	(92,987)	(54,289)	71.3%	(306,116)	(176,672)	73.3%
Professional services	(209,639)	(90,653)	131.3%	(470,918)	(335,681)	40.3%
Insurance expense	(40,280)	(47,649)	(15.5)%	(169,537)	(181,047)	(6.4)%
Hosting and other web-site maintenance	(22,595)	(11,783)	91.8%	(81,471)	(46,325)	75.9%
Other operating expenses	(37,774)	(23,919)	57.9%	(193,889)	(71,726)	170.3%
Operating costs and expenses (exclusive of depreciation and amortization)	(2,537,910)	(1,418,798)	78.9%	(7,949,215)	(4,691,300)	69.4%

The following table sets forth operating costs and expenses (exclusive of depreciation and amortization) as percentage of revenue for the periods indicated:

	For the three months ended December 31,			For the year ended December 31,
	2021	2020	Change	2021	2020	Change
Personnel expenses	27.3%	33.0%	(5.7)%	26.2%	31.2%	(5.0)%
Marketing expenses	16.6%	13.0%	3.6%	13.2%	13.3%	(0.1)%
Other general and administrative expenses:
Subcontractors and other expenses related to provision of services	3.3%	2.6%	0.7%	2.7%	2.4%	0.3%
Office rent and maintenance	2.1%	2.2%	(0.2)%	1.9%	2.1%	(0.2)%
Professional services	4.6%	3.7%	0.9%	2.9%	4.1%	(1.1)%
Insurance expense	0.9%	1.9%	(1.1)%	1.1%	2.2%	(1.1)%
Hosting and other web-site maintenance	0.5%	0.5%	0.0%	0.5%	0.6%	(0.0)%
Other operating expenses	0.8%	1.0%	(0.1)%	1.2%	0.9%	0.3%
Operating costs and expenses (exclusive of depreciation and amortization)	56.1%	57.9%	(1.8)%	49.8%	56.6%	(6.9)%

Personnel expenses

Personnel expenses for the three months ended December 31, 2021 increased by ₽428 million, or 52.9%, compared to the three months ended December 31, 2020, primarily due to: (i) the addition of personnel expenses of Zarplata.ru and Skillaz; (ii) an increase in share-based compensation expense of ₽113 million arising mostly from the 2021 RSU Plan, partly off-set by a decrease in expenses related to legacy long-term incentive plans; and (iii) the increase in headcount by 125 people (not including the increase in personnel headcount due to the acquisition of Zarplata.ru and Skillaz) from December 31, 2020 to December 31, 2021, primarily in our development, sales and production teams.

Despite the increase in absolute costs, personnel expenses as a percentage of revenue decreased from 33.0% in the fourth quarter of 2020 to 27.3% in the fourth quarter of 2021 due to the increase in revenue.

Personnel expenses (excluding share-based compensations and other items) as a percentage of revenue decreased from 29.2% in the fourth quarter of 2020 to 22.2% in the fourth quarter of 2021 due to the increase in revenue. See “Use of Non-IFRS Financial Measures” elsewhere in this release for a reconciliation of personnel expenses (excluding share-based compensations and other items) from the nearest IFRS measure.

Our headcount increased to 1,360 people as of December 31, 2021, from 832 people as of December 31, 2020, mostly due to the addition of 400 people from the Zarplata.ru and Skillaz acquisitions.

Marketing expenses

Marketing expenses increased by ₽431 million, or 135.5%, for the three months ended December 31, 2021, compared to the three months ended December 31, 2020, mostly due to the increase in our “Russia (hh.ru)” segment, as well as the addition of marketing expenses of Zarplata.ru. In the fourth quarter of 2021, in our “Russia (hh.ru)” segment we conducted ad-hoc marketing campaigns focused on a geographical level to improve our brand-awareness, and activities targeted to increase job seekers traffic to address continuing high demand for candidates. Accordingly, marketing expenses as a percentage of revenue increased from 13.0% in the fourth quarter 2020 to 16.6% in the fourth quarter 2021.

Other general and administrative expenses

Total other general and administrative expenses increased by ₽260 million, or 89.1%, primarily due to: (i) the addition of Zarplata.ru and Skillaz other general and administrative expenses; (ii) an increase in subcontractor costs services in our “Russia (hh.ru)” segment due to the increase in revenue from our core and other value-added services; and (iii) an increase in professional services due to multiple projects we completed in the fourth quarter of 2021 not occurring in the fourth quarter of 2020, including Russian labor market research we conducted with a leading consultant, our organizational structure improvement project, and recruitment fees, as well (iv) an increase in SPO-related costs.

Total other general and administrative expenses as a percentage of revenue were 12.2% in the fourth quarter of 2021, relatively flat compared to 11.9% in the fourth quarter of 2020.

Total other general and administrative expenses (excluding items unrelated to our core business activities) as a percentage of revenue were 11.7% in the fourth quarter of 2021, an increase of 1.3 ppts compared to 10.4% in the fourth quarter of 2020, mostly on the back of the increase in professional services. See “Use of Non-IFRS Financial Measures” elsewhere in this release for a reconciliation of other general and administrative expenses (excluding items unrelated to our core business activities) from the nearest IFRS measure.

Net foreign exchange gain or loss

Net foreign exchange gain was ₽3 million for the three months ended December 31, 2021, compared to a ₽1 million loss for the three months ended December 31, 2020.

Depreciation and amortization

Depreciation and amortization were ~~P~~280 million for the three months ended December 31, 2021, compared to ₽195 million for the three months ended December 31, 2020. The increase by 43.6%, or ₽85 million, mainly relates to the amortization of intangible assets of Zarplata.ru and Skillaz which have been measured at their fair values on acquisition.

Finance income and costs

Finance income was ₽74 million for the three months ended December 31, 2021, compared to ₽25 million for the three months ended December 31, 2020, primarily due to an increase in income from cash deposits due to an increase in cash as well as increases by the Central Bank of Russia in the key rate in 2021.

Finance costs were ₽179 million for the three months ended December 31, 2021, compared to ₽98 million for the three months ended December 31, 2020. The increase of ₽81 million was primarily due to ₽68 million interest accrued on non-convertible bonds issued in the fourth quarter 2020 to finance Zarplata.ru acquisition, as well as the increase in the interest payable on our bank loan due to increases by the Central Bank of Russia in the key rate in 2021.

Income tax expense

Income tax expense increased to ~~P~~158 million for the three months ended December 31, 2021 from ₽115 million for the three months ended December 31, 2020, following an increase in revenue resulting in an increase in taxable income.

The effective tax rate decreased to 9.5% for the three months ended December 31, 2021 compared to 15.1% for the three months ended December 31, 2020 primarily due to increased reversal of uncertain tax positions provision in the fourth quarter of 2021 by ₽130 million compared with the three months ended December 31, 2020. The year-end reversal of uncertain tax positions provision in the fourth quarter of 2020 and 2021 results in effective tax rates in these quarters which are not indicative of the effective tax rates for the full years 2020 and 2021.

For the year ended December 31, 2021, the effective tax rate decreased to 20.0% compared to 26.7% for the year ended December 31, 2020. The effective tax rate for the year ended December 31, 2021 equaled the statutory tax rate in the Russian Federation of 20% primarily due to the fact that the reversal of the provision for uncertain income tax positions were fully offset by a non-deductible interest expense on the bank loan and other non-deductible expenses, mostly related to provision on social taxes related to our LTIPs.

Net income, Adjusted EBITDA and Adjusted Net Income

In the three months ended December 31, 2021, compared to the three months ended December 31, 2020, our net income increased by 133.2% to ₽1,515 million, our Adjusted EBITDA increased by 90.6% to ₽2,214 million and our Adjusted Net Income increased by 95.0% to ₽1,663 million, primarily due to the reasons described above.

Cash Flows

The following table sets forth the summary cash flow statements for the periods indicated:

(in thousands of RUB)	For the year ended December 31,
	2021	2020	Change
Net cash generated from operating activities	8,659,380	3,214,573	5,444,807
Net cash used in investing activities	(1,575,289)	(3,227,607)	1,652,318
Net cash used in financing activities	(3,959,093)	1,114,050	(5,073,143)
Net increase/(decrease) in cash and cash equivalents	3,124,998	1,101,016	2,023,982
Cash and cash equivalents, beginning of period	3,367,610	2,089,215	1,278,395
Effect of exchange rate changes on cash	30,620	177,379	(146,759)
Cash and cash equivalents, end of period	6,523,228	3,367,610	3,155,618

Net cash generated from operating activities

For the year ended December 31, 2021, net cash generated from operating activities was ₽8,659 million, compared to ₽3,215 million generated for the year ended December 31, 2020. The change between the periods of ₽5,445 million was primarily driven by: (i) an increase in net income (adjusted for non-cash items and items not affecting cash flow from operating activities), and (ii) an increase in advances received from customers, as reflected in the increase in contract liabilities due.

Net cash used in investing activities

For the year ended December 31, 2021, net cash used in investing activities was ₽1,575 million and included (i) ₽234 million deferred consideration paid in the first quarter of 2021 for the acquisition of Zarplata.ru, (ii) ₽556 million (net of cash acquired) paid for the acquisition of a 40.01% stake in Skillaz in the second quarter of 2021, (iii) ₽61 million paid in the second quarter of 2021 for the acquisition of 25% in the charter capital of Dream Job LLC (Russia), and (iv) ₽366 million paid in the fourth quarter of 2021 for the acquisition of a minority share in the charter capital of YouDo Web Technologies Limited, compared to ₽3,228 million net cash used in investing activities for the year ended December 31, 2020, which represented mainly a ₽3,004 million payment for the acquisition of Zarplata.ru (net of cash acquired).

Net cash used in financing activities

For the year ended December 31, 2021, net cash used in financing activities was ₽3,959 million, compared to ₽1,114 million net cash generated from financing activities in the year ended December 31, 2020. The change between the periods of ₽5,073 million was primarily due to the (i) the issue of ₽4,000 million interest-bearing non-convertible bonds in the fourth quarter of 2020 not occurring in 2021; and (ii) ₽1,096 paid in 2021 for the repurchase of shares as we launched our share buy-back program in the end of 2021 (see “Share Buyback Program”).

Capital Expenditures

Our additions to property and equipment and intangible assets (excluding goodwill) for the year ended December 31, 2021 were ₽881 million, compared to ₽1,365 million for the year ended December 31, 2020. A decrease of ₽484 million was primarily due to the acquisition of property and intangible assets relating to Zarplata.ru in the amount of ₽1,105 million in 2020, which was partly offset by the acquisition of intangible assets relating to Skillaz in the amount of ₽609 million in 2021.

Dividend

On January 13, 2022 we announced that our Board of Directors approved the distribution of an interim dividend for the year 2021 of $0.84 per share, which amounted to ₽3,150 million, representing 52% of our Adjusted Net Income for the year. The dividends were paid to shareholders in February 2022.

Fourth Quarter 2021 Financial Results Conference Call

In light of the existing uncertainty and market volatility, the Company will not be conducting its fourth quarter and full year 2021 conference call and webcast, previously scheduled for Friday, March 4, 2022 at 8:00 a.m. U.S. Eastern Time (4:00 p.m. Moscow time, 1:00 p.m. London time). Investors, analysts, and media are welcome to send their inquiries to the Company using contact details, located in this release.

Contacts:

Investor Inquiries

Telman Shagants

E-mail: investor@hh.ru

Media Inquiries

Alexander Dzhabarov

E-mail: a.dzhabarov@hh.ru

About HeadHunter Group PLC

HeadHunter is the leading online recruitment platform in Russia and the Commonwealth of Independent States focused on providing comprehensive talent acquisition services, such as access to extensive CV database, job postings (jobs classifieds platform) and a portfolio of value-added services.

USE OF NON-IFRS FINANCIAL MEASURES

To supplement our consolidated financial statements, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), we present the following non-IFRS* financial measures: Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin, Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization), Net Working Capital, Net Debt and Net Debt to Adjusted EBITDA Ratio. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with IFRS. For more information on these non-IFRS financial measures, please see the tables captioned “Reconciliations of non-IFRS financial measures from the nearest comparable IFRS measures”, included following the accompanying financial tables. We define the various non-IFRS financial measures we use as follows:

●	“Adjusted EBITDA” as net income/(loss) plus: (1) income tax expense; (2) net interest costs; (3) depreciation and amortization; (4) expenses related to equity-settled awards, including related social taxes; (5) secondary public offering (“SPO”) related costs; (6) transaction costs related to business combinations; (7) insurance expenses related to IPO; (8) income from the depositary; (9) net foreign exchange (gain)/loss; (10) (gain)/loss on remeasurement of previously held interest in equity-accounted investees; (11) (gain)/loss on financial assets measured at fair value through profit and loss; (12) share of (profit)/loss of equity-accounted investees; (13) other financing and transactional costs; (14) movement in tax provisions and related indemnities recognized upon business combinations.

●	“Adjusted Net Income” as net income/(loss) plus: (1) expenses related to equity-settled awards, including related social taxes; (2) SPO-related costs; (3) transaction costs related to business combinations; (4) insurance expenses related to IPO; (5) income from the depositary; (6) net foreign exchange (gain)/loss; (7) (gain)/loss on remeasurement of previously held interest in equity-accounted investees; (8) (gain)/loss on financial assets measured at fair value through profit and loss; (9) share of (profit)/loss of equity-accounted investees; (10) other financing and transactional costs; (11) movement in tax provisions and related indemnities recognized upon business combinations; (12) amortization of intangible assets recognized upon the acquisition of our predecessor; (13) tax effect on adjustments.

●	“Adjusted EBITDA Margin” as Adjusted EBITDA divided by revenue.

●	“Adjusted Net Income Margin” as Adjusted Net Income divided by revenue.

●	“Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization)” as operating costs and expenses (exclusive of depreciation and amortization) plus: (1) expenses related to equity-settled awards, including related social taxes; (2) insurance expenses related to IPO; (3) transaction costs related to business combinations; (4) secondary public offering (“SPO”) related costs; (5) restructuring costs.

●	“Net Working Capital” as a sum of: (1) Trade and other receivables and (2) Prepaid expenses and other current assets; less a sum of: (1) Contract liabilities (current); (2) Trade and other payables (current) and (3) Other current liabilities.

●	“Net Debt” as a sum of current and non-current part of Loans and borrowings minus Cash and cash equivalents and Short-term investments.

●	“Net Debt to Adjusted EBITDA Ratio” by dividing Net Debt by Adjusted EBITDA.

* Denotes International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”).

Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) are used by our management to monitor the underlying performance of the business and its operations. Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) are used by different companies for differing purposes and are often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) as reported by us to Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) as reported by other companies. Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) are unaudited and have not been prepared in accordance with IFRS or any other generally accepted accounting principles.

Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) are not measurements of performance under IFRS or any other generally accepted accounting principles, and you should not consider Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) as alternatives to net income, operating profit or other financial measures determined in accordance with IFRS or other generally accepted accounting principles. Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) have limitations as analytical tools, and you should not consider them in isolation. Some of these limitations are:

●	Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments,

●	Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) do not reflect changes in, or cash requirements for, our working capital needs, and

●	the fact that other companies in our industry may calculate Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) differently than we do, which limits their usefulness as comparative measures.

The tables at the end of this release provide detailed reconciliations of each non-IFRS financial measure we use from the most directly comparable IFRS financial measure.

We provide earnings guidance on a non-IFRS basis and do not provide earnings guidance on an IFRS basis. A reconciliation of our Adjusted EBITDA Margin guidance to the most directly comparable IFRS financial measure cannot be provided without unreasonable efforts and is not provided herein because of the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations, including depreciation and amortization, expenses related to equity-settled awards and the other adjustments reflected in our reconciliation of historical non-IFRS financial measures, the amounts of which, could be material.

Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization)

Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) is a financial measure not defined under IFRS. We believe that Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) is a useful metric to assess our operating activities. We excluded expenses incurred in connection with potential financing and strategic transactions, including IPO- and SPO- related expenses that are not indicative of our ongoing expenses. We also excluded equity-settled awards as these are non-cash expenses and highly dependent on our share price at the time of equity award grants. We also excluded other financing and transactional costs as not indicative of our ongoing expenses. Therefore, we believe that it is useful for investors and analysts to see operating costs and expenses financial measures excluding the impact of these charges in order to obtain a clearer picture of our operating activity. Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures. See the tables at the end of this release providing the calculation of Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization).

Net Working Capital

Net Working Capital is a financial measure not defined under IFRS. We believe that Net Working Capital is a useful metric to assess our ability to service debt, fund new investment opportunities, distribute dividends to our shareholders and assess our working capital requirements. Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures. See the tables at the end of this release providing the calculation of Net Working Capital.

Net Debt and Net Debt to Adjusted EBITDA Ratio

Net Debt and Net Debt to Adjusted EBITDA Ratio are financial measures not defined under IFRS. We believe that Net Debt and Net Debt to Adjusted EBITDA Ratio are important measures that indicate our ability to repay outstanding debt. These measures should not be considered in isolation or as a substitute for any standardized measure under IFRS. Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures. See the tables at the end of this release providing the calculation of Net Debt and discussion of Net Debt to Adjusted EBITDA Ratio.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding the sufficiency of our resources and our ability to finance our operations for the foreseeable future, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, significant competition in our markets, our ability to maintain and enhance our brand, our ability to improve our user experience and product offerings, our ability to respond to industry developments, our reliance on Russian Internet infrastructure, macroeconomic and global geopolitical developments affecting the Russian economy or our business, including the impact of the COVID-19 pandemic, changes in the political, legal and/or regulatory environment, privacy and data protection concerns and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2020, as such factors may be updated from time to time in our other filings with the U.S. Securities and Exchange Commission (“SEC”), each of which is on file with the SEC and is available on the SEC website at www.sec.gov. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Unaudited Condensed Consolidated Interim Statement of Income and Comprehensive Income

(in thousands of RUB and USD, except per share amounts)

	For the three months ended December 31,			For the year ended December 31,
	2021	2020	2021	2021	2020	2021
	RUB	RUB	USD	RUB	RUB	USD
Revenue	4,525,331	2,449,662	60,912	15,968,033	8,282,107	214,934
Operating costs and expenses (exclusive of depreciation and amortization)	(2,537,910)	(1,418,798)	(34,161)	(7,949,215)	(4,691,300)	(106,999)
Depreciation and amortization	(280,047)	(195,061)	(3,770)	(1,066,284)	(750,558)	(14,352)
Operating income	1,707,374	835,803	22,982	6,952,534	2,840,249	93,583
Finance income	73,909	25,316	995	243,108	59,329	3,272
Finance costs	(179,032)	(97,902)	(2,410)	(659,579)	(409,545)	(8,878)
Changes in put liability to non-controlling participants in subsidiary	(32,467)	–	(437)	(32,467)	–	(437)
Other income	110,348	13,761	1,485	157,202	47,715	2,116
Net foreign exchange gain/(loss)	2,857	(1,443)	38	1,424	83,030	19
Share of loss of equity- accounted investees (net of income tax)	(9,572)	(10,404)	(129)	(17,925)	(49,181)	(241)
Gain on remeasurement of previously held interest in equity-accounted investees	–	–	–	223,308	–	3,006
Profit before income tax	1,673,417	765,131	22,525	6,867,605	2,571,597	92,440
Income tax expense	(158,225)	(115,326)	(2,130)	(1,374,834)	(685,772)	(18,506)
Net income for the period	1,515,192	649,805	20,395	5,492,771	1,885,825	73,934
Attributable to:
Owners of the Company	1,519,863	621,015	20,458	5,390,677	1,748,960	72,560
Non-controlling interest	(4,671)	28,790	(63)	102,094	136,865	1,374
Comprehensive (loss)/income
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences	(2,706)	(26,915)	(36)	(1,822)	15,109	(25)
Total comprehensive income, net of tax	1,512,486	622,890	20,359	5,490,949	1,900,934	73,910
Attributable to:
Owners of the Company	1,517,592	597,291	20,427	5,388,139	1,762,011	72,526
Non-controlling interest	(5,106)	25,599	(69)	102,810	138,923	1,384
Earnings per share
Basic (in RUB per share)	30.06	12.34	0.40	106.75	34.84	1.44
Diluted (in RUB per share)	29.33	12.02	0.39	103.96	33.90	1.40

Unaudited Condensed Consolidated Interim Statement of Financial Position

As at

(in thousands of RUB and USD)	December 31, 2021	December 31, 2020 Revised	December 31, 2021
	RUB	RUB	USD
Non-current assets
Goodwill*	10,630,361	9,881,100	143,088
Intangible assets*	3,325,135	3,386,265	44,757
Property and equipment	423,986	466,725	5,707
Equity-accounted investees	414,621	129,666	5,581
Right-of-use assets	179,000	215,120	2,409
Deferred tax assets	451,890	176,328	6,083
Loans issued	–	11,541	–
Other financial assets	–	25,491	–
Other non-current assets	27,091	22,176	365
Total non-current assets	15,452,084	14,314,412	207,990
Current assets
Trade and other receivables	154,602	69,120	2,081
Indemnification asset	117,844	186,473	1,586
Prepaid expenses and other current assets	234,514	179,118	3,157
Short-term investments	300,000	–	4,038
Loans issued (current portion)	–	8,178	–
Cash and cash equivalents	6,523,228	3,367,610	87,805
Total current assets	7,330,188	3,810,499	98,666
Total assets	22,782,272	18,124,911	306,656
Equity
Share capital	8,655	8,597	116
Share premium	1,568,626	1,568,626	21,114
Share-based payments reserve	694,096	418,418	9,343
Treasury shares	(1,096,357)	–	(14,757)
Foreign currency translation reserve	(94,678)	(92,140)	(1,274)
Retained earnings	4,756,114	1,536,137	64,019
Total equity attributable to owners of the Company	5,836,456	3,439,638	78,560
Non-controlling interest	126,888	69,104	1,708
Total equity	5,963,344	3,508,742	80,268
Non-current liabilities
Loans and borrowings	7,338,876	7,791,326	98,783
Lease liabilities	96,181	164,245	1,295
Deferred tax liabilities*	504,367	611,152	6,789
Contract liabilities	84,205	–	1,133
Trade and other payables	110,236	178,607	1,484
Provisions	117,345	87,822	1,579
Other non-current liabilities	135,741	142,531	1,827
Total non-current liabilities	8,386,951	8,975,683	112,891
Current liabilities
Contract liabilities	4,560,634	2,785,402	61,387
Trade and other payables	1,816,113	1,273,089	24,445
Loans and borrowings (current portion)	698,778	485,100	9,406
Lease liabilities (current portion)	100,864	77,752	1,358
Income tax payable	357,555	401,733	4,813
Provisions (current portion)	758,117	578,651	10,204
Other current liabilities	139,916	38,759	1,883
Total current liabilities	8,431,977	5,640,486	113,497
Total liabilities	16,818,928	14,616,169	226,388
Total equity and liabilities	22,782,272	18,124,911	306,656

*Amounts for referenced lines do not correspond to the consolidated financial statements for the year ended December 31, 2020 and reflect adjustments made in respect to the finalization of the purchase price allocation related to Zarplata.ru acquisition.

Unaudited Condensed Consolidated Interim Statement of Cash Flows

For the year ended

(in thousands of RUB and USD)
	December 31, 2021	December 31, 2020	December 31, 2021
	RUB	RUB	USD
OPERATING ACTIVITIES:
Net income for the period	5,492,771	1,885,825	74,371
Adjusted for non-cash items and items not affecting cash flow from operating activities:
Depreciation and amortization	1,066,284	750,558	14,352
Net finance costs	416,471	350,216	5,606
Net foreign exchange gain	(1,424)	(83,030)	(19)
Gain on remeasurement of previously held interest in equity- accounted investees	(223,308)	–	(3,006)
Write-off of expired tax risks and related indemnity	(91,452)	–	(1,231)
Other non-cash items	4,808	(5,509)	65
Long-term incentive plans, including social taxes	516,241	262,647	6,949
Share grant to the Board of Directors	21,270	21,714	286
Share of loss of equity-accounted investees, net of income tax	17,925	49,181	241
Income tax expense	1,374,834	685,772	18,506
Change in trade receivables and other operating assets	(138,147)	(19,546)	(1,860)
Change in contract liabilities	1,687,796	343,903	22,718
Change in trade and other payables	642,227	161,742	8,645
Change in provisions	140,351	–	1,889
Change in other liabilities	26,729	17,300	360
Income tax paid	(1,788,020)	(840,021)	(24,067)
Interest paid	(505,976)	(366,179)	(6,811)
Net cash generated from operating activities	8,659,380	3,214,573	116,558
INVESTING ACTIVITIES:
Acquisition of subsidiaries, net of cash acquired	(556,208)	(3,004,299)	(7,487)
Payment of deferred consideration for the acquisition of subsidiary	(233,836)	–	(3,148)
Acquisition of equity-accounted investee	(426,998)	–	(5,748)
Acquisition of intangible assets	(114,825)	(77,723)	(1,546)
Acquisition of property and equipment	(151,012)	(178,782)	(2,033)
Loans issues	(73,997)	(19,235)	(996)
Repayment of loans issued	77,000	–	1,036
Investments in short-term deposits	(300,000)	–	(4,038)
Interest received	204,587	52,432	2,754
Net cash used in investing activities	(1,575,289)	(3,227,607)	(21,204)
FINANCING ACTIVITIES:
Acquisition of treasury shares	(1,096,357)	–	(14,757)
Bank loan and other loans received	7,765	4,616,478	105
Non-convirtable bonds issued	–	4,000,000	–
Bank loan and other borrowings origination fees paid	(43,615)	(56,668)	(587)
Bank and other loans repaid	(400,672)	(5,397,895)	(5,393)
Payment for lease liabilities	(90,166)	(59,737)	(1,214)
Dividends paid to shareholders	(2,073,893)	(1,885,441)	(27,915)
Dividends paid to non-controlling interest	(106,978)	(102,731)	(1,440)
Acquisition of non-controlling interest	(155,177)	–	(2,089)
Contribution from non-controllinq interest	–	44	–
Net cash used in financing activities	(3,959,093)	1,114,050	(53,291)
Net (decrease)/increase in cash and cash equivalents	3,124,998	1,101,016	42,063
Cash and cash equivalents, beginning of period	3,367,610	2,089,215	45,329
Effect of exchange rate changes on cash	30,620	177,379	412
Cash and cash equivalents, end of period	6,523,228	3,367,610	87,805

Reconciliations of non-IFRS financial measures from the nearest comparable IFRS measures

Reconciliation of EBITDA and Adjusted EBITDA from net income, the most directly comparable IFRS Financial measure:

(in thousands of RUB)	For the three months ended December 31,		For the year ended December 31,
	2021	2020	2021	2020
Net income	1,515,192	649,805	5,492,771	1,885,825
Add the effect of:
Income tax expense	158,225	115,326	1,374,834	685,772
Net interest costs	105,123	72,586	450,979	350,216
Depreciation and amortization	280,047	195,061	1,066,284	750,558
EBITDA	2,058,587	1,032,778	8,384,868	3,672,371
Add the effect of:
Equity-settled awards, including related social taxes(1)	195,092	82,323	486,601	249,286
SPO-related costs(2)	32,936	12,779	120,961	151,087
Transaction costs related to business combinations(3)	470	34,275	23,083	51,665
Insurance expenses related to the IPO(4)	–	–	–	54,772
Income from depositary(5)	(16,270)	(12,475)	(58,226)	(41,617)
Net foreign exchange (gain)/loss (6)	(2,857)	1,443	(1,424)	(83,030)
Gain on remeasurement of previously held interests in equity-accounted investees(7)	–	–	(223,308)	–
Gain on financial asset measured at fair value through profit or loss (8)	–	–	(34,508)	–
Share of loss of equity-accounted investees(9)	9,572	10,404	17,925	49,181
Other financing and transactional costs(10)	28,044	–	28,044	–
Movement in tax provisions and related indemnities recognized upon business combinations (11)	(91,452)	–	(91,452)	–
Adjusted EBITDA	2,214,122	1,161,527	8,652,564	4,103,715

(1)	Represents non-cash expenses related to equity-settled awards issued in accordance with the long-term incentive plans (“LTIPs”), and as part of remuneration of Board members, as well as related social taxes.
(2)	Represents legal, accounting, and other professional fees, as well as personnel expenses incurred in connection with our secondary public offerings, which are not indicative of our underlying business performance.
(3)	Represents legal, accounting, and other professional fees, as well as personnel expenses incurred in connection with business combinations, which are not indicative of our underlying business performance. Specifically, our transaction costs in the years 2020 and 2021 related mostly to acquisitions of Zarplata.ru and Skillaz.
(4)	Represents insurance expenses incurred in connection with our IPO, which are not indicative of our underlying business performance. Specifically, in connection with our IPO in May 2019 we purchased a one-year insurance policy for $2.7 million, of which we allocated $2.4 million to the cover related to our IPO and $250 thousand to directors’ and officers’ insurance in the ordinary course of business, based on the estimate of our insurance provider.
(5)	Represents contributions we receive from the sole depositary of our ADRs in accordance with the Deposit Agreement, which are not indicative of our underlying business performance.
(6)	Represents foreign exchange gain or loss, which are not indicative of our underlying business performance as they are not part of our operating activities.
(7)	Represents gain or loss from remeasurement of previously held interests in equity-accounted investees, which is not indicative of our underlying business performance. Specifically, we recognized ₽223 million gain on remeasurement of the previously held interest in Skillaz at fair value as at the acquisition date as of March 31, 2021.
(8)	Represents gain or loss on financial assets measured at fair value through profit or loss, which is not indicative of our underlying business performance. Specifically, in 2021 we recognized ₽35 million gain from change in fair value of the call option to purchase an additional 40.01% ownership interest in Skillaz.
(9)	Represents share of profit or loss of equity-accounted investees which is not indicative of our underlying business performance.
(10)	Represents costs incurred in connection with potential financing and strategic transactions that are not indicative of our underlying business performance.
(11)	Represents gain or loss generated from movements in provisions for historical tax risks and related indemnities recognized upon business combinations, which are not indicative of our underlying business performance. Specifically, we have written-off ₽158 million of tax risks (other than income tax) due to their expiration and ₽67 million related indemnity recognized upon the acquisition of Zarplata.ru, resulting in net other income of ₽91 million in 2021.

Reconciliation of Adjusted Net Income from net income, the most directly comparable IFRS Financial measure:

	For the three months ended December 31,		For the year ended December 31,
	2021	2020	2021	2020
Net income	1,515,192	649,805	5,492,771	1,885,825
Add the effect of:
Equity-settled awards, including related social taxes(1)	195,092	82,323	486,601	249,286
SPO-related costs (2)	32,936	12,779	120,961	151,087
Transaction costs related to business combinations(3)	470	34,275	23,083	51,665
Insurance cover related to the IPO (4)	–	–	–	54,772
Income from depositary(5)	(16,270)	(12,476)	(58,226)	(41,617)
Net foreign exchange (gain)/loss (6)	(2,857)	1,443	(1,424)	(83,030)
Gain on remeasurement of previously held interests in equity-accounted investees(7)	–	–	(223,308)	–
Gain on financial asset measured at fair value through profit or loss(8)	–	(8,574)	(34,508)	(150)
Share of loss of equity-accounted investees(9)	9,572	10,404	17,925	49,181
Other financing and transactional costs(10)	28,044	–	28,044	–
Movement in tax provisions and related indemnities recognized upon business combinations (11)	(135,546)	–	(135,546)	–
Amortization intangible assets recognized upon the acquisition of our predecessor (12)	103,947	103,947	415,787	415,787
Tax effect on adjustments(13)	(67,729)	(21,106)	(126,950)	(49,709)
Adjusted Net Income*	1,662,851	852,820	6,005,210	2,683,097

(1)	Represents non-cash expenses related to equity-settled awards issued in accordance with the long-term incentive plans (“LTIPs”), and as part of remuneration of Board members, as well as related social taxes.
(2)	Represents legal, accounting, and other professional fees, as well as personnel expenses incurred in connection with our secondary public offerings, which are not indicative of our underlying business performance.
(3)	Represents legal, accounting, and other professional fees, as well as personnel expenses incurred in connection with business combinations, which are not indicative of our underlying business performance. Specifically, our transaction costs in the years 2020 and 2021 related mostly to acquisitions of Zarplata.ru and Skillaz.
(4)	Represents insurance expenses incurred in connection with our IPO, which are not indicative of our underlying business performance. Specifically, in connection with our IPO in May 2019 we purchased a one-year insurance policy for $2.7 million, of which we allocated $2.4 million to the cover related to our IPO and $250 thousand to directors’ and officers’ insurance in the ordinary course of business, based on the estimate of our insurance provider. The cost is expensed over the policy term on a pro-rata time basis and thus recurs in the reporting periods during its term.
(5)	Represents contributions we receive from the sole depositary of our ADRs in accordance with the Deposit Agreement, which is not indicative of our underlying business performance.
(6)	Represents foreign exchange gain or loss, which are not indicative of our underlying business performance as they are not part of our operating activities.
(7)	Represents gain or loss from remeasurement of previously held interests in equity-accounted investees, which is not indicative of our underlying business performance. Specifically, we recognized ₽223 million gain on remeasurement of the previously held interest in Skillaz at fair value as at the acquisition date as of March 31, 2021.
(8)	Represents gain or loss on financial assets measured at fair value through profit or loss, which is not indicative of our underlying business performance. Specifically, in 2021 we recognized ₽35 million gain from change in fair value of the call option to purchase an additional 40.01% ownership interest in Skillaz.
(9)	Represents share of profit or loss of equity-accounted investees which is not indicative of our underlying business performance.
(10)	Represents costs incurred in connection with potential financing and strategic transactions that are not indicative of our underlying business performance.
(11)	Represents gain or loss generated from movements in provisions for historical tax risks and related indemnities recognized upon business combinations, which are not indicative of our underlying business performance. Specifically, we have written-off ₽158 million of tax risks (other than income tax) due to their expiration and ₽67 million related indemnity recognized upon the acquisition of Zarplata.ru, resulting in net other income of ₽91 million in 2021. In addition, we have written-off provision for uncertain income tax position recognized upon the acquisition of Zarplata.ru of ₽44 million in 2021.
(12)	As a result of the acquisition of 100% ownership interest in HeadHunter FSU Limited, a predecessor entity of the Group, in 2016 we recognized the following intangible assets: (i) trademark and domain names in the amount of ₽1,634,306 thousand, (ii) non-contractual customer relationships in the amount of ₽2,064,035 thousand and (iii) CV database in the amount of ₽618,601 thousand, which have a useful life of 10 years, 5-10 years and 10 years, respectively. We believe that acquisition of our predecessor entity does not relate to operating activities of the Group as it relates to initial private equity investment in the Group prior to IPO.
(13)	Represents income tax on taxable or deductible adjustments presented above.

*In the fourth quarter of 2021 we modified the presentation of Adjusted Net Income for the first, second and third quarters of 2021 by including the impact of amortization of intangible assets recognized as a result of Zarplata.ru and Skillaz acquisitions. These changes have no impact on any of the previously reported IFRS results and Non-IFRS measures for the period of three months and a year ended December 31, 2020.

Reconciliation of Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) from operating costs and expenses (exclusive of depreciation and amortization), the most directly comparable IFRS financial measure:

	For the three months ended December 31, 2021
(in thousands of RUB)	Personnel expenses	Marketing expenses	Other G&A expenses	Total
Operating costs and expenses (exclusive of depreciation and amortization)	(1,235,953)	(749,282)	(552,675)	(2,537,910)
Add the effect of:
Equity-settled awards, including social tax(1)	195,092	–	–	195,092
Transaction costs related to business combinations(2)	470	–	–	470
SPO-related costs(3)	7,897	–	25,039	32,936
Other financing and transactional costs(4)	28,044	–	–	28,044
Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization)	(1,004,450)	(749,282)	(527,636)	(2,281,368)

	For the three months ended December 31, 2020
(in thousands of RUB)	Personnel expenses	Marketing expenses	Other G&A expenses	Total
Operating costs and expenses (exclusive of depreciation and amortization)	(808,344)	(318,219)	(292,235)	(1,418,798)
Add the effect of:
Equity-settled awards, including social tax(1)	82,323	–	–	82,323
Transaction costs related to business combinations(2)	3,042	–	31,233	34,275
SPO-related costs(3)	6,693	–	6,087	12,779
Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization)	(716,286)	(318,219)	(254,915)	(1,289,420)

(1)	Represents non-cash expenses related to equity-settled awards issued in accordance with the long-term incentive plans (“LTIPs”), and as part of remuneration of Board members, as well as related social taxes.
(2)	Represents legal, accounting, and other professional fees, as well as personnel expenses incurred in connection with business combinations, which are not indicative of our underlying business performance. Specifically, our transaction costs in the years 2020 and 2021 related mostly to acquisitions of Zarplata.ru and Skillaz.
(3)	Represents legal, accounting, and other professional fees, as well as personnel expenses incurred in connection with our secondary public offerings, which are not indicative of our underlying business performance.
(4)	Represents costs incurred in connection with potential financing and strategic transactions that are not indicative of our underlying business performance.

We believe that Net Working Capital is a useful metric to assess our ability to service debt, fund new investment opportunities, distribute dividends to our shareholders and assess our working capital requirements. Calculation of our Net Working Capital is presented in the table below:

(in thousands of RUB)	As of December 31, 2021	As of December 31, 2020
Trade and other receivables	154,602	69,120
Prepaid expenses and other current assets	234,514	179,118
Contract liabilities	(4,560,634)	(2,785,402)
Trade and other payables	(1,816,113)	(1,273,089)
Other current liabilities	(139,916)	(38,759)
Net Working Capital	(6,127,547)	(3,849,012)

We believe that Net Debt and Net Debt to Adjusted EBITDA Ratio are important measures that indicate our ability to repay outstanding debt. Calculation of our Net Debt is presented in the table below:

(in thousands of RUB)	As of December 31, 2021	As of December 31, 2020
Loans and borrowings	7,338,876	7,791,326
Loans and borrowings (current portion)	698,778	485,100
Cash and cash equivalents	(6,523,228)	(3,367,610)
Short-term investments	(300,000)	–
Net Debt	1,214,426	4,908,816

We calculate our Net Debt to Adjusted EBITDA Ratio by dividing Net Debt by Adjusted EBITDA:

(in thousands of RUB, except ratio)	As of December 31, 2021	As of December 31, 2020
Net Debt	1,214,426	4,908,816
Adjusted EBITDA	8,652,564	4,103,715
Net Debt to Adjusted EBITDA Ratio	0.1x	1.2x